Contact

www.linkedin.com/in/
omarpartida2000 (LinkedIn)
www.radnet.com (Company)

Top Skills

Communication

Coaching

Healthcare Management

Omar Partida

Chief Development Officer @ Koios Medical | International Business Development
Temecula, California, United States

Summary

As a passionate Healthcare Leader, Mr. Partida has a proven track record in developing global Radiology and Nuclear Medicine initiatives with major healthcare systems, governments, equipment manufacturers, AI software providers, and academic institutions.

With a strategic and visionary approach, Mr. Partida establishes strong partnerships to achieve joint venture goals. He has successfully launched numerous cancer centers and multi-modality imaging facilities across the United States, Latin America, and the Middle East. At RadNet Inc., Mr. Partida's entrepreneurial skills were crucial in driving the success of various projects during his 17-year tenure. He held positions such as PET/CT Specialist, Director of Operations, Vice President of Strategic Development, Vice President of International Development, and Nuclear Medicine PET/CT PET/MRI Research Consultant.

A notable accomplishment includes launching and managing RadNet's largest international partnership with the State of Qatar. This collaboration aimed to deliver a nationwide, population-based breast and bowel cancer screening program. Mr. Partida effectively managed clinical, regulatory, and all operational aspects, including multi-lingual media initiatives. As a result, cancer screening rates increased, aligning with the project's key performance indicators.

Mr. Partida's vast experience, combined with his focus on leveraging AI technology, makes him a forward-thinking leader in the healthcare industry. His ability to forge strong partnerships drives medical advancements and improvements in patient care while embracing the transformative potential of artificial intelligence.

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Experience

Koios Medical

5 years 10 months

Chief Development Officer | International Business Development
March 2023 - Present (2 years 2 months)
New York, United States

Our mission is to offer radiologists the best possible tools to improve cancer diagnosis, provide a better healthcare experience at a lower cost, and enable physicians and patients to focus on healthy outcomes.

International Business Development Owl
July 2019 - Present (5 years 10 months)
New York, United States

Molecular iQ
Founder, CEO
May 2019 - Present (6 years)
Temecula

Our mission is to improve patients' lives by increasing the knowledge and utilization of Radiology, Nuclear Medicine, Molecular Imaging, radio-pharmaceuticals, and theranostics.

RadNet

19 years

Nuclear Medicine - PETCT - Research Consultant
June 2019 - Present (5 years 11 months)
Greater Los Angeles Area

Vice President Strategic International Development
2014 - May 2019 (5 years)

Director Of Clinical Operations
2011 - 2014 (3 years)

PET/CT Specialist
2006 - 2011 (5 years)

Strategic PET Solutions International LLC.
Founder, CEO
2010 - 2016 (6 years)
San Diego, California, United States

Strategic P.E.T. Solutions International is a limited liability corporation established in California for the purpose of providing imaging services in Latin America. SPSI has positioned itself to provide a much needed specialized imaging services in the State of Baja California, Mexico. SPSI installed the first Mobile PET scanner in Mexico and the first PET scanner in all northern Mexico. By initiating mobile PET we can minimize the risk associated with the initial high cost of construction and provide solutions that leverage our expertise to insure success to joint venture fixed site developments.

Scripps Center for Integrative Medicine
Nuclear Medicine & PETCT
January 2004 - January 2006 (2 years 1 month)
La Jolla, California

UC San Diego Center For Molecular Imaging
Nuclear Medicine & Cyclotron Operator
January 2002 - January 2005 (3 years 1 month)
San Diego, California

Education

UCSD
Nuclear Medicine